FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release

Banco Santander, S.A. Changes its NYSE Ticker Symbol to “SAN” and Banco Santander Chile Changes its NYSE Ticker Symbol to “BSAC”

Madrid, Spain and Santiago, Chile, April 2, 2012

Banco Santander Chile today announced that it will change the NYSE ticker symbol of its American Depositary Shares from “SAN” to “BSAC” effective at the commencement of trading on April 12, 2012.

Banco Santander, S.A. (“Banco Santander”) today announced that it will change the NYSE ticker symbol of its American Depositary Shares from “STD” to “SAN” effective at the commencement of trading on June 14, 2012.

In addition, the NYSE ticker symbols of the following series of Banco Santander preferred stock will change effective at the commencement of trading on June 14, 2012 as follows:

•	Santander Finance Preferred, S.A. Unipersonal 6.80% Non-cumulative Guaranteed Preferred Stock, Series 4 will change from “STDPRA” to “SANPRA”;

•	Santander Finance Preferred, S.A. Unipersonal Floating Rate Non-cumulative Guaranteed Preferred Stock, Series 6 will change from “STDPRB” to “SANPRB”;

•	Santander Finance Preferred, S.A. Unipersonal 6.50% Non-cumulative Guaranteed Preferred Stock, Series 5 will change from “STDPRC” to “SANPRC”;

•	Santander Finance Preferred, S.A. Unipersonal 10.50% Non-cumulative Guaranteed Preferred Stock, Series 10 will change from “STDPRE” to “SANPRE”;

•	Santander Finance Preferred, S.A. Unipersonal Fixed-to-Floating Non-cumulative Guaranteed Preferred Stock, Series 11 will change from “STDPRF” to “SANPRF”; and

•	Santander Finance Preferred, S.A. Unipersonal 6.41% Non-cumulative Guaranteed Preferred Stock, Series 1 will change from “STDPRI” to “SANPRI”.

This change of NYSE ticker symbols aligns the use of ticker symbols within the Santander Group.

For Investor Relations Santander Chile, please contact: Robert Moreno Phone: +562 320 8284 Email: rmorenoh@santander.cl Website: www.santander.cl	For Investor Relations Santander Group, please contact: Angel Santodomingo Phone: +34 91 259 6514 Email: investor@gruposantander.com Website: www.santander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Juan Pedro Santa María
Name:	Juan Pedro Santa María
Title:	General Counsel
Date: April 2, 2012